EX-21.1

DIRECT AND INDIRECT SUBSIDIARIES OF PANTHER BIOTECHNOLOGY, INC.

NOTE:  All of the entities listed below are wholly owned direct or indirect subsidiaries of Panther Biotechnology, Inc., except as noted.

UNITED STATES INCPORATION (FLORIDA):

PubCo Reporting Services, Inc.